EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED AUGUST 31, 2012

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2012, as compared to the three- and nine-month periods ended August 31, 2011. This MD&A is dated October 11, 2012, was approved by our Audit Committee, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2012, as well as the MD&A and audited consolidated financial statements including the notes thereto as at November 30, 2011. The interim consolidated financial statements for the three- and nine-month periods ended August 31, 2012 have not been reviewed by our auditors.

The financial information contained in this MD&A and in our unaudited interim consolidated financial statements and audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise indicated or unless the context requires otherwise, in this MD&A, all references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. The use of EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. EGRIFTATM is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Business Overview

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides.

Commercial and Regulatory Activities

Our first product, EGRIFTATM (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently being marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008.

EMD Serono began selling EGRIFTATM in the United States in January 2011 and we receive royalties on their sales, which are paid quarterly in arrears based on the calendar year. According to IMS, a third-party supplier of sales information to the pharmaceutical industry, EGRIFTATM monthly prescriptions trended up steadily in the first two calendar quarters of 2012. In the April to June 2012 selling period, prescriptions averaged 311 per week (4,051 for the quarter), an increase of 22.4% over the 254 prescriptions per week reported in the previous quarter and 84.0% more than the 169 prescriptions per week (3,311 for the quarter) reported in the comparable quarter of 2011. Reflecting these trends, royalties received in the first nine months of fiscal 2012 are up significantly, amounting to $2,599,000 compared to $772,000 in the first nine months of fiscal 2011, an increase of 236.7%.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

In December 2010, we granted an affiliate of sanofi exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East. Subsequent to this agreement, marketing authorization applications were filed in Israel, Brazil, Argentina, Mexico, Colombia and Venezuela.

Theratechnologies was advised by sanofi that the filing in Venezuela made in June 2012 was deemed incomplete for technical reasons by local authorities. Theratechnologies will support sanofi with corrective measures and we expect sanofi to resubmit the file in due course. As a result, the review process will then begin anew.

As part of the manufacturing assessment for the application in Brazil, we were informed by sanofi in June 2012 that their National Health Surveillance Agency, or ANVISA, had audited the Montreal-based third-party manufacturing site for tesamorelin and identified technical deficiencies. We subsequently met with the manufacturer and identified a series of corrective measures to address ANVISA’s concerns. All of the corrective measures proposed by ANVISA have been agreed to by the manufacturer and are currently being implemented. The final step in the manufacturing assessment is a conformational audit by ANVISA.

The evaluation of the Brazilian marketing application for EGRIFTATM is a separate process, which is being conducted in parallel with the manufacturing assessment.

In February 2011, we granted Ferrer Internacional S.A., or Ferrer, exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

In June 2012, Ferrer withdrew its Marketing Authorization Application, or MAA, with the European Medicines Agency, or EMA, for tesamorelin in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Ferrer’s decision to withdraw followed an oral explanation with the EMA’s Committee for Medicinal Products for Human Use (CHMP). We are currently evaluating various alternatives aimed at resubmitting an application for marketing approval of EGRIFTATM in Europe as soon as possible.

Our New Drug Submission, or NDS, for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy was filed in June 2011 with Health Canada. In February 2012, we granted Actelion Pharmaceuticals Canada Inc., or Actelion, exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada. Under the terms of the Agreement, we are responsible for the manufacture and supply of tesamorelin to Actelion and Actelion is responsible for conducting all regulatory and commercialization activities.

In June 2012, Health Canada issued a notice of non-compliance in relation to the NDS containing questions regarding the long-term safety of tesamorelin, the appropriate patient population and the proposed indication. We were granted 90 days to respond to the questions and did so within the time delay. Health Canada has confirmed that the screening of the NDS is complete and that the regulatory review is now under way. The Company expects to receive Health Canada’s final decision regarding the NDS within the statutory period of 150 days as per Health Canada’s regulations.

Research and Development (R&D) Activities

TH1173

In October 2011, we announced the discovery of a new GRF peptide, known as TH1173, which may prove to be suitable for the treatment of a broader range of medical indications than tesamorelin. In May 2012, we initiated a preclinical safety program for the new peptide including the seven-day and 28-day toxicology studies required for human testing. The final study report will be available before the end of the year as planned.

EGRIFTATM

In the nine-month period ended August 31, 2012, our R&D activities also included work on post-approval commitments made to the FDA in relation to the marketing approval granted to EGRIFTATM. These included the development of a single-vial formulation of EGRIFTATM, which is now complete with first shipment of the new formulation having been made to EMD Serono in September 2012. The Phase 4 clinical trial to assess whether EGRIFTATM has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat is in the early stages with EMD Serono now entering into contracts with clinical sites, while the long-term observational safety study using EGRIFTATM is in the set-up phase.

Other Events

On February 24, 2012, the Superior Court of Quebec certified the class action suit against Theratechnologies, a director, and a former executive officer, alleging that the Company did not comply with its continuous disclosure obligations. We are of the view that the allegations against us are entirely without merit and we will take all appropriate actions to vigorously defend its position. The company, the director and former executive officer are seeking leave to appeal this decision. The hearing dates regarding leave to appeal were postponed at various times and a new date has not yet been set for the hearing.

On August 7, 2012, we received notification from NASDAQ that, for 30 consecutive business days, the bid price of our common shares had closed below $1.00 per share, the minimum closing bid price required by the exchange’s continued listing requirements. Under the applicable rules, we have 180 calendar days, or until February 4, 2013, to regain compliance with the minimum bid price requirement. An extension of an additional 180 days may be granted under certain circumstances. We are currently assessing all available options open to the Company.

Revenues

Our revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and the amortization of the initial payment received upon the closing of the agreement with EMD Serono.

Revenues generated from sale of goods amounted to $1,725,000 in the three-month period ended August 31, 2012 and $3,860,000 in the nine months ended August 31, 2012, compared to $1,878,000 and $5,681,000 in the comparable periods of 2011. The higher sales in the prior-year reflect the build-up of stocks needed by EMD Serono for the EGRIFTATM launch in the U.S. market. Revenues from sale of goods are now more closely tied to sales to patients but they can also vary significantly as a function of EMD Serono’s procurement policies.

Royalties, which are almost entirely derived from the sales of EGRIFTATM, are up significantly over the comparable periods in 2011 when the EGRIFTATM product launch was in its early stages. EGRIFTATM royalties are paid quarterly in arrears based on the calendar year. In the three-month period ended August 31, 2012, we received royalty revenue of $1,027,000, an increase of 40.5% over the $731,000 received in the second quarter of 2012 and 80.5% more than the $569,000 received in the comparable three-month period in 2011. In the nine-month period ended August 31, 2012, we received royalty revenue of $2,599,000, compared to $772,000 in the comparable period of 2011, an increase of 236.7%.

Our revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three- and nine-month periods ended August 31, 2012, amounts of $1,070,000 and $3,209,000 were recognized as revenue related to this transaction, compared to $1,070,000 and $4,065,000 in the comparable periods of 2011. The decrease in the amortization amount for the nine-month period reflects a change made in 2011 to the service period attributed to the initial payment. The initial payment will be fully amortized by year end 2013.

Reflecting the variations in product sales, royalties and amortization of the initial payment described above, consolidated revenues for the three- and nine-month periods ended August 31, 2012 amounted to $3,822,000 and $9,668,000, compared to $3,517,000 and $10,518,000 in the comparable periods of 2011.

Cost of Sales

For the three- and nine-month periods ended August 31, 2012, the cost of sales of EGRIFTATM amounted to $1,704,000 and $3,733,000 compared to $1,971,000 and $7,128,000 in the comparable periods of 2011. In the previous year, the cost of sales exceeded revenue due to an accounting requirement that we expense certain historical inventory costs as well as the costs related to validating back-up suppliers for raw materials and finished goods. The old inventory is now essentially depleted; however, quarter-over-quarter variations in gross margins will continue to be experienced due to the costs associated with validating additional suppliers and other indirect manufacturing costs. Cost of sales is detailed in note 4 “cost of sales” of our unaudited consolidated financial statements for the three- and nine-month periods ended August 31, 2012 and August 31, 2011.

R&D Activities

Research and development, or R&D, expenses, net of tax credits, for the three- and nine-month periods ended August 31, 2012 amounted to $1,724,000 and $4,447,000 compared to $2,907,000 and $8,972,000 in the comparable periods of 2011, decreases of 40.7% and 50.4% respectively. The significant reduction in R&D expenses is largely attributable to restructuring and the adoption of a more focused business plan. R&D expenses in the nine months ended August 31, 2012 were associated with pursuing the development of TH1173 and the new formulation of EGRIFTATM, the two Phase 4 clinical trials, and helping our commercial partners to pursue regulatory approvals in their respective jurisdictions.

Selling and Market Development Expenses

Selling and market development expenses for the three- and nine-month periods ended August 31, 2012 amounted to $219,000 and $736,000 compared to $443,000 and $1,489,000 in the comparable periods of 2011, decreases of 50.6% in both cases. With licensing agreements now in place in major markets, the ongoing selling and market development expenses are reduced to the costs of managing relationships with our commercial partners and other business development activities.

General and Administrative Expenses

General and administrative expenses for the three- and nine-month periods ended August 31, 2012 amounted to $1,068,000 and $4,906,000 compared to $2,124,000 and $9,034,000 in the comparable periods of 2011, decreases of 49.7% and 45.7% respectively. The expenses in the 2012 periods were considerably lower as a result of the restructuring and adjustments to remuneration. In addition, the expenses in 2011 included the cost of the proposed financing and listing our shares on NASDAQ as well as costs related to the change in leadership of the Company.

Restructuring Costs

In December 2011, we restructured the business to concentrate the Company’s efforts on EGRIFTATM and on developing TH1173, giving rise to restructuring costs of $6,176,000, mainly in the three months ended February 29, 2012. The largest restructuring cost is an onerous lease provision of $4,055,000. In the three-month period ended August 31, 2011, we incurred restructuring costs of $716,000 following a re-evaluation of our R&D business model and a decision to rely more on external partners in both the private and public sectors in order to bring our R&D projects forward.

Net Finance Income

Finance income for the three- and nine-month periods ended August 31, 2012 was $180,000 and $698,000 compared to $455,000 and $1,282,000 in the comparable periods of 2011. Interest revenues in 2012 were lower than 2011 due to the gradual decline in the portfolio size as investments are liquidated to fund operations.

As a result of a foreign exchange gains, finance costs for the three- and nine-month periods ended August 31, 2012 made positive contributions to Net Finance Income of $31,000 and $47,000 respectively. In the comparable periods of 2011, finance costs were $12,000 and $601,000. Finance costs for the nine-month period in 2011 include a foreign exchange loss of $550,000 incurred upon receipt of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been converted into the functional currency of the Company at the more favorable exchange rate in effect at the November 30, 2010 fiscal year end for an exchange gain of $635,000 at that time.

Net Results

Taking into account the revenues and expenses described above, the net loss for the three months ended August 31, 2012 decreased significantly to $698,000, compared to $4,170,000 in the comparable period of 2011. For the nine-month period ended August 31, 2012 the net loss was $9,599,000 (including $6,176,000 of restructuring costs) compared to $16,043,000 (including $716,000 of restructuring costs) in the comparable period of 2011. On a per share basis, the net loss for three months ended August 31, 2012 was $0.01 compared to $0.07 in the comparable period of 2011. Net loss per share for the nine months ended August 31, 2012 was $0.16 (including the per share impact of the restructuring costs) compared to $0.26 in the comparable period of 2011.

Financial Position

As at August 31, 2012, liquidities, which include cash and bonds, amounted to $24,352,000 and tax credits and grants receivable amounted to $286,000, for a total of $24,638,000 compared to $24,517,000 at the end of the second quarter.

Positive cash flows from operating activities of $491,000 in the three-month period ended August 31, 2012, contributed to the liquidity increase. The positive cash flows reflect the significant decrease in net loss and favorable fluctuations in working capital elements. In the comparable period of 2011, the cash flows used in operating activities amounted to $9,175,000.

Cash flows used in operating activities for the nine-month period ended August 31, 2012 amounted to $11,878,000 compared to $24,896,000 in the comparable period of 2011. The current-year amount includes the cash impact of the December 2011 restructuring.

For the three months ended August 31, 2012, cash used in operating activities, before changes in operating assets and liabilities amounted to $537,000, and change in deferred revenue amounted to $1,072,000, totaling $1,609,000 for the period.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

			2012				2011	2010

(In thousands of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sale of goods	$1,725	$856	$1,279	$2,670	$1,878	$2,005	$1,798	—
Upfront and milestone payments	$1,070	$1,069	$1,070	$1,069	$1,070	$1,284	$1,711	$26,711
Royalties and license fees	$1,027	$731	$841	$671	$569	$194	$9	$6

Revenue	$3,822	$2,656	$3,190	$4,410	$3,517	$3,483	$3,518	$26,717
Net (loss) profit	$(698)	$(1,417)	$(7,484)	$(1,687)	$(4,170)	$(5,941)	$(5,932)	$21,299
Basic and diluted (loss) earnings per share	$(0.01)	$(0.02)	$(0.12)	$(0.03)	$(0.07)	$(0.10)	$(0.10)	$0.35

Quarterly sale of goods amounts vary in accordance with the inventory management policies of EMD Serono.

Quarterly royalty revenue exceeded $1,000,000 for the first time in the third quarter of 2012. Royalty revenues tend to track patient prescriptions, with some variations due to provision policies of EMD Serono and inventory fluctuations in the supply chain.

The net losses include the following restructuring costs: $3,000 in the third quarter of 2012, $115,000 in the second quarter of 2012, $6,058,000 in the first quarter of 2012, and $716,000 in the third quarter of 2011.

The higher revenue in the fourth quarter of 2010 is related to the receipt from EMD Serono of a milestone payment of $25,000,000 following marketing approval of EGRIFTATM by the FDA.

Upcoming changes in accounting standards:

(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual period beginning on or after January 1, 2011 with partial adoption permitted are included under the specific revisions to standards discussed below.

(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

The	adoption of these amendments to existing standards had no impact on the consolidated financial statements.

(b)	New or revised standards and interpretations issued but not yet adopted:

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:

(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments.

(ii)	IFRS 10 Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation—Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

(iii)	IFRS 13 Fair Value Measurement:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.

The Company has not yet determined the impact of these amendments to existing standards on the consolidated financial statements.

Outstanding Share Data

On October 10, 2012, the number of shares issued and outstanding was 61,010,603 while outstanding options granted under the stock option plan were 1,848,965.

Contractual Obligations

In connection with its approval of EGRIFTATM, the FDA has required the following three post-approval commitments:

-	a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation);

-	a long-term observational safety study using EGRIFTATM, and

-	a Phase 4 clinical trial using EGRIFTATM.

The Company has developed a new presentation of EGRIFTATM which complies with the first of the FDA’s post-approval requirements and the first shipment of the formulation was delivered to EMD Serono in September 2012.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTATM and is in the set-up phase. We have agreed to share the cost of this study equally with EMD Serono and estimate that our share of the cost could amount to an average of $1,300,000 per year, over a fifteen-year period.

The Phase 4 clinical trial is to assess whether EGRIFTATM has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by the Company for the direct costs involved. EMD Serono has now started entering into contracts with clinical sites. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTATM or placebo over a three-year treatment period. While the Company is committed to supporting the trial, management believes that the protocol conditions will be difficult to meet. We estimate that the trial, if completed, could cost approximately $20,000,000 over a four- to five-year period.

The Company has entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTATM. As at August 31, 2012, the Company had outstanding purchase orders under these agreements amounting to $930,000 for the manufacture of EGRIFTATM to be delivered in fiscal years 2012 and 2013.

There were no other material changes in contractual obligations during the three months ended August 31, 2012, other than in the ordinary course of business.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our 2011 MD&A.

Forward-Looking Information

This MD&A contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding the potential regulatory approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the timeline regarding the receipt of a decision from the Canadian regulatory authority relating to our NDS and the availability of the final study report regarding TH1173, the development of TH1173 suitable for the treatment of a broad range of medical indications and our estimates of the shared costs related to post-approval commitments.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories where we have marketing applications for tesamorelin pending, the safety and efficacy data gathered through the development of tesamorelin will be accepted by the regulatory authorities where marketing applications for tesamorelin are pending, no additional clinical studies will be required by regulatory authorities to obtain regulatory approval of tesamorelin, the Company will have adequately answered all of the questions issued by Health Canada, no new questions will be raised by Health Canada, Health Canada will not be delayed in making its regulatory review of the NDS, the Company’s third-party manufacturer will be able to implement successfully the corrective measures requested by ANVISA, ANVISA will not raise additional deficiencies during its conformational audit, the Company will be able to file in Europe and overcome the issues raised by the EMA in its original filing, the results from the ongoing studies with TH1173 will be positive, no delay will prevent us from receiving the final report on TH1173 before the end of the year and our estimates of the shared costs for post-approval commitments are accurate. These risks and uncertainties include, but are not limited to, the risk that tesamorelin is not approved in the jurisdictions where marketing applications are pending, the risk that, even if approved, revenue and royalties we expect to generate from sales of EGRIFTATM are not high enough to sustain our business, the risk that the Canadian regulatory authority is delayed in its review of our NDS, the risk that the Company’s third-party manufacturer is unable to implement the corrective measures and, if implemented, are not implemented to the satisfaction of ANVISA, the risk that additional deficiencies are raised by ANVISA, the risk that we are unable to find alternatives to resubmit a marketing authorisation application in Europe, the risk that the ongoing development work on TH1173 is delayed or do not yield positive results causing us to halt the development of TH1173, the risk that we do not have the financial capacity to pursue the development of TH1173 and/or our share of the post-approval commitments.

We refer potential investors to the “Risk Factors” section of our Annual Information Form (AIF) dated February 27, 2012. The AIF is available at http://www.sedar.com/ and at http://www.sec.gov/ under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.